AB* 3/17

08028639

SECURITIES A[illegible]N
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 53507

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007AND ENDING DECEMBER 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

LANE CAPITAL MARKETS LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

263 QUEENS GRANT ROAD

(City)	(State)	(Zip Code)
FAIRFIELD,	**CONNECTICUT**	**06430**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. SCHUNK, CFO **(203) 209 - 1977**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

PROCESSED
MAR 24 2008 E
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

KD 3/24

OATH OR AFFIRMATION

I, ***RYAN M. LANE,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***LANE CAPITAL MARKETS, LLC,*** *as of* ***DECEMBER 31, 2007,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

Partner
Title

X ______________________
Notary Public Jason Marin
Queens county
01MA6071863
Exp 03/25/10

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***RYAN M. LANE,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm ***of LANE CAPITL MARKETS, LLC,*** as of ***DECEMBER 31, 2007***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Partner

(Title)

(Notary Public) Jason Marin
Queens County
01MA6071863
Commission Expires 03/25/10

LANE CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash and cash equivalents	$ 505,165
Deposit with clearing broker	25,000
Securities owned - restricted (Note 3)	13,370
Due from customer (Note 5)	43,100
Other assets	12,477
Equipment and organization expense, net of accumulated depreciation of $36,723 (Note 2(d))	-
Total assets	$ 599,112
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 98,246
Total liabilities	98,246
Commitments and Contingencies (Note 4 and 7)	
Capital (Note 8)	500,866
Total liabilities and capital	$ 599,112

The accompanying notes are an integral part of these statements.

Note 1- Nature of Business

Lane Capital Markets, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns consulting and advisory fees, including compensation in the form of stock from providing investment banking services, and providing merger and acquisition, capital raising success based fees and financial advisory to companies.

The Company is exempt from the provisions of rule 15c3-3, under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***

The Company recognizes revenue from placement fees upon completion of private placement offerings, merger and acquisition advisory fees upon the successful consummation of such transactions, and strategic and financial advisory retainers and consulting fees over the life of the underlying agreements, at the time work is performed and services are rendered.

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Cash and Cash Equivalents***

The Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Income Taxes***

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Depreciation***

Furniture and office equipment is carried at cost and is depreciated over a useful life of five to seven years using the straight line method.

Note 2- Summary of Significant Accounting Policies (Continued)

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Securities Owned - Restricted

The Company received restricted stock during the year for services performed. The Company may not sell the stock before a specified date which has yet to be determined. Due to the restriction, the Company has discounted the value from quoted market values. The restricted stock is illustrated below:

Equities	$13,370

Note 4- Commitments and Contingencies

The Company rents office space pursuant to a lease agreement expiring January 31, 2011. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

2008	49,910
2009	49,910
2010	49,910
2011	4,159

Note 5 - Due from Customer

The Company entered into an agreement with a customer whereby the Company "swapped" shares of stock in exchange for the economic benefits of the stock. The agreement calls for the customer to return the stock within a specified period of time from when certain conditions are met, which may or may not occur. As of December 31, 2007, the stock was held by the customer, and based on the agreement, the Company is entitled to the value of the stock. The receivable is based on the value of the stock as of December 31, 2007.

Note 6- Special Payment from Financial Industry Regulatory Authority

Included as income in the statement of operations is a non-recurring $35,000 payment received in connection with the merger of the regulatory functions of the New York Stock Exchange and the National Association of Securities Dealers.

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk *(continued)*

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in

compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company's net capital of $431,919 was $331,919 in excess of its required net capital of $100,000. The Company's net capital ratio was 22.75%.

A copy of the Company's Statement of Financial Condition as of December 31, 2007, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Lane Capital Markets, LLC
263 Queens Grant Road
Fairfield, CT 06824

Gentlemen:

We have audited the accompanying statement of financial condition of Lane Capital Markets, LLC, as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lane Capital Markets, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2008

END